SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM AND PETROPERU SIGN AGREEMENT TO ANALYZE THE
FEASIBILITY OF A PETROCHEMICAL PROJECT IN THE SOUTH OF PERU

São Paulo, Brazil, November 25, 2011 --- BRASKEM S.A. (BM&FBovespa: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading thermoplastic resin producer in the Americas, and Petróleos Del Perú (PetroPerú), a state-owned company dedicated to transportation, refining and sale of fuels and other petroleum by-products, signed on November 24 a Memorandum of Understanding to analyze the technical and economic feasibility of a petrochemical project in Peru.

The goal of both companies is to study the feasibility of implanting units for the integrated production of 1.2 million tons/year of ethylene and polyethylene, using ethane from the natural gas reserves located in Las Malvinas region. Upon the confirmation of feasibility and subject to negotiation of definitive agreements and ownership approvals from both companies, this initiative will be part of the Integrated Southern Project, which includes the construction of both the Southern Andean Gas Pipeline by Kuntur and a modern petrochemical complex in the South of Peru, which will be a landmark in the industrialization process of this country.

The project’s great advantage lies in its strategic location on the Pacific coast and in its capacity to serve not only the Peruvian market, but also other countries in the Andean region.

This initiative is in line with Braskem’s strategic vision of becoming one of the global chemical leaders by 2020 through the combination of domestic market growth, alternatives to access competitive raw material and pursuit of opportunities for international expansion into new markets, especially in the Americas.

Braskem is the largest producer of thermoplastic resins in the Americas. With 35 industrial plants in Brazil, the United States and Germany, Braskem has the capacity to produce over 16 million tons of thermoplastic resins and other petrochemical products per year.

Further information can be obtained from the Company’s Investor Relations Department at +55 11 3576-9531 or by e-mail at braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2011
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.